Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

June 28, 2018

Fresenius Medical Care completes divestment of Sound Inpatient Physicians Holdings

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced the closing of the divestiture of Sound Inpatient Physicians Holdings, LLC (Sound) to an investment consortium led by Summit Partners as of June 28, 2018. The total transaction proceeds are $2.15 billion (EUR 1.85 billion1).

The divestment of Sound is aligned with Fresenius Medical Care’s goal of further sharpening the profile of the company’s Care Coordination portfolio. The transaction is expected to generate a positive effect on net income2 for Fresenius Medical Care of around USD 752 million3 (EUR 648 million1). This effect includes the half year impact from the increase in valuation of Sound’s share based payment program caused by the divestment of Sound.

The financial targets for 2018 and 2020 do not include the effects of this divestiture. The divestment reduces on a constant currency basis Fresenius Medical Care’s 2018 revenue expectations by around EUR 650 million and net income2 by around EUR 40 million. The growth rates indicated in the financial targets for 2018 will be achieved on a comparable basis4 following the divestiture of Sound.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,790 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 322,253 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

1 EUR/USD 1.16

2 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

3 Based on the company´s latest available information

4 On a pro-forma basis revenue for Sound in H2 2017 was around EUR 560 million and net income was around EUR 40 million